[Chapman and Cutler LLP Letterhead]

January 20, 2023

VIA EDGAR CORRESPONDENCE

Lisa N. Larkin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Calamos ETF Trust (the “Trust”)
File Nos. 333-191151; 811-22887

Dear Ms. Larkin:

This letter responds to your additional comments received by telephone on January 18, 2023 regarding the registration statement filed on Form N-1A for Calamos ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on November 4, 2022 (the “Registration Statement”). The Registration Statement relates to the Calamos Antetokounmpo Global Sustainable Equities ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1

The Staff notes that the seed financial statements indicate that the offering and organizational costs will be paid by CGAM, however p. 44 of the Registration Statement indicates under the heading “Expenses” that fees and expenses will be borne by the Subadviser. Please explain or update as appropriate.

Response to Comment 1

The Fund confirms the disclosure in the Registration Statement on p. 44 has been revised to state that the offering and organizational costs will be paid by the Adviser, CGAM, consistent with the seed financial statements.

Comment 2

The Fund’s expense structure appears to be arranged in a unitary fee structure whereby the Adviser is obligated to pay service providers on behalf of the Fund. Please supplementally describe if the Adviser is current with all payments to service providers. Additionally, please describe if the agreements to be filed with the Commission as exhibits to the Fund’s Registration Statement contain provisions whereby the Fund is contractually obligated to pay such service providers.

Response to Comment 2

The Adviser confirms that it is current with all payments to service providers. While certain service provider agreements may provide that the Fund is the obligated party to pay such service providers, the Adviser is contractually obligated to pay these expenses of the Fund pursuant to the Advisory Agreement with the Fund and this contractual obligation may not be terminated so long as the Advisory Agreement is in effect without the approval of shareholders.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

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